MeadWestvaco Corporation

11013 West Broad Street

Glen Allen, VA 23060

tel 804 201 2016

fax 804 327 5229

October 4, 2007

BY EDGAR CORRESPONDENCE AND BY HAND DELIVERY

Jay E. Ingram

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, DC 20549

Re:	MeadWestvaco Corporation
Definitive 14A
Filed March 26, 2007
File No. 001-31215

Dear Mr. Ingram:

On behalf of MeadWestvaco Corporation (the “Company”), this responds to your letter of August 21, 2007, regarding our Definitive Proxy Statement on Schedule 14A for the 2007 Annual Meeting of Shareholders (the “2007 proxy statement”). The Company is submitting this response during the two-week extension period discussed by you and the Company’s outside counsel. Each of your comments is set forth below, followed by our response. Page numbers refer to the 2007 proxy statement.

Director Compensation, page 9

Comment 1

With respect to the stock awards reported in column (c), it is not clear why you have not disclosed in a footnote the grant date fair value of each award computed in accordance with SFAS 123R and the assumptions made in the valuation by reference to a discussion of those assumptions in MeadWestvaco’s financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See the Instruction to Item 402(k)(2)(iii) and (iv) and the Instruction to Item 402(k).

Jay E. Ingram

Attorney Advisor

U.S. Securities and Exchange Commission

October 4, 2007

Response 1

The Company hereby confirms that, because the stock units awarded to directors carry dividend equivalent rights and are fully vested upon grants, no assumptions were used in valuing these awards under SFAS 123R. The Company disclosed the grant date fair value of the awards in the narrative preceding the “Non-Employee Director Compensation” Table, where it stated that directors receive stock units valued at $65,000 (with such amounts pro-rated for two directors, as explained in the footnotes to the Table). Because the stock units are fully vested when granted, the grant date fair value of each award computed in accordance with SFAS 123R also is the amount reported in column (c). In future filings, the Company will more clearly identify this value as also constituting the grant date fair value of the stock awards.

Certain Relationships and Related Transactions, page 17

Comment 2

Please disclose whether your policies and procedures regarding the approval of related party transactions are in writing and, if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) and Section V.B. of Commission Release 33-8732A.

Response 2

In future filings, the Company will state in the description of the Company’s procedures for the review, approval, or ratification of related person transactions, set forth on page 16 of the 2007 proxy statement, that such procedures are in writing.

Compensation Discussion and Analysis, page 6

Comment 3

Revise to clearly disclose how you determine the amount to pay for each element of compensation and how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(v)-(vi) of Regulation S-K. For example, provide additional analysis about how you determined the amount of compensation paid under the 2006 Turnaround Cash Incentive Plan. Provide a more focused discussion that not only sets forth the amount of compensation awarded under the plan but also presents substantive analysis and insight into how the Committee set the amount of cash to be awarded upon attainment of the relevant performance objectives and how you calculated specific payouts. Ensure that your disclosure contains appropriate analysis of the specific

Jay E. Ingram

Attorney Advisor

U.S. Securities and Exchange Commission

October 4, 2007

factors the Committee considered in setting compensation levels and that you describe the reasons why the Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

Response 3

The 2006 annual compensation package for each executive officer consists of a base salary, an annual incentive target expressed as a percentage of the executive’s base salary and payable in cash, and a long-term incentive target, also expressed as a percentage of base salary and which is payable in equity. The table on page 23 under the caption “Elements of Compensation” demonstrates the point discussed under “Objectives” that the Company’s compensation program differentiates based upon job responsibility; specifically, the greater an executive’s job responsibility, the more the executive’s total direct compensation consists of long-term and at-risk compensation. Elements of compensation are based on competitive data and reflect the individual’s opportunity to influence the Company’s financial performance. The Company notes that some elements of executive compensation are more objective and formulaic, while some are less objective. This is manifested in the Compensation Discussion and Analysis by the more detailed discussions of objective or formulaic elements of compensation. For example, the total direct compensation review and the long-term incentive element are more objective, whereas salary determinations are more subjective.

In future filings, the Company however will provide where applicable greater detail and clarity on how the Company determines the amount to pay for each element of compensation and how each compensation component and decisions regarding these elements fit into the Company’s overall compensation objectives. Specifically, the Company will disclose the same type of information with respect to its annual incentive awards1 that it provided with respect to the long-term incentive awards. To the extent material and applicable, this would include disclosure of the following:

•	The multipliers (percentages of base pay) used to determine target annual incentive payouts increase with greater job responsibility.

[1]

The comment requests greater detail regarding a 2006 Turnaround Cash Incentive Plan. The Company does not have a 2006 Turnaround Cash Incentive Plan and has no reference to such a plan in its 2007 proxy statement.

Jay E. Ingram

Attorney Advisor

U.S. Securities and Exchange Commission

October 4, 2007

•

The target performance payment and the maximum payout based on corporate performance. For example, for 2006, each executive could receive a cash incentive payment equal to 100% of the target, and the upside potential for 2006 was 200%, based upon corporate performance under the three criteria that were disclosed in the Compensation Discussion and Analysis.

•

How the actual payout based on corporate performance was determined. For example, based on corporate performance against goals identified in the Compensation Discussion and Analysis, in 2006 the Company exceeded the 100% target and the weighted potential payout based on all of the three metrics was 120% of target.

•

Whether the amounts determined under this process have been materially adjusted based on other factors and a description of any such factors. For example, individual performance may result in the computed amount being materially increased or decreased at the discretion of the Compensation and Organization Development Committee (the “Committee”).

Comment 4

Item 402(b)(2) of Regulation S-K sets forth examples of material information that could be appropriate for discussion in your Compensation Discussion and Analysis but it is unclear from your disclosure what consideration you have given to several of the illustrative examples contained in this disclosure guideline.

Refer to the examples set forth in Item 402(b)(2)(i)-(iii), (ix)-(x), and the complete concepts set forth in subparagraph (xiv).

Response 4

The Company confirms that in future filings it will consider whether any of the examples set forth in Item 402(b)(2) are material to an understanding of its Compensation Discussion and Analysis. With respect to the specific items cited in the comment, the Company will provide greater disclosure around the table under “Elements of Compensation” to describe that it reflects the Company’s policies for awarding a greater percentage of at-risk compensation and long-term compensation (which corresponds to the Company’s equity compensation component) to named executive officers with greater levels of responsibility. The Company supplementally confirms that the matters discussed in Items 402(b)(2)(ix) and (x) were not material factors for compensation awarded or paid to its named executive officers. With respect to Item 402(b)(2)(xiv), please see our response to comment 7.

Jay E. Ingram

Attorney Advisor

U.S. Securities and Exchange Commission

October 4, 2007

Comment 5

Expand the disclosure pertaining to the relationships between management, the Committee, Mercer Human Resource Consulting, Frederic W. Cook & Company, and Hewitt Associates to provide a materially complete description of each consultant’s role with the company. Provide a complete description of the nature and scope of their assignments and how its role differs depending on whether management or the Committee engaged the consultant. See Item 407(e)(3)(iii) of Regulation S-K. In addition, to the extent the consultant maintains multiple business relationships with the company, please describe the various relationships.

Response 5

As stated under “Overview of Compensation Program and Process – Role of Consultants to Management,” the Company retained Frederic W. Cook & Company, Inc. and Hewitt Associates, LLC to assist it in compiling required compensation and retirement data to be included in the proxy. Because these consultants did not have “any role … in determining or recommending the amount or form of executive and director compensation” within the scope of Item 407(e)(3)(iii), we do not believe that the Company’s voluntary reference to these two firms requires expanded disclosure under Item 407(e)(3)(iii).

In future filings, the Company will provide a more detailed statement of the nature and scope of the assignment and the material elements of the instructions or directions given to any consultant with respect to any duties relating to the determination or recommendation of the amount or form of executive or director compensation. With respect specifically to the role of Mercer Human Resource Consulting (“Mercer”), as stated in “Overview of Compensation Program and Process – Role of Consultant to Committee,” commencing with the Committee’s engagement of Mercer in January 2007, any work performed by Mercer is subject to the oversight of the Committee. We note that when the Commission proposed Item 407(e), some commenters suggested expanding the Item to require a discussion of other work performed by the compensation consultant for a company. The Commission determined to adopt the Item as proposed and not to expand it to require the disclosure requested in the last sentence of this comment. See Release No. 33-8732A at the text accompanying notes 495 and 497.

Comment 6

Refer to the disparities in the total direct compensation opportunity disclosed on page 23 and, more specifically, the award made to Mr. Luke on February 27, 2006 consisting of options to purchase 192,300 shares of stock, which is more than double the amount of similar awards made to the other named executive officers on that date. Revise the

Jay E. Ingram

Attorney Advisor

U.S. Securities and Exchange Commission

October 4, 2007

Compensation Discussion and Analysis to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. Provide more detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Response 6

The Company supplementally confirms that its compensation policies with respect to individual named executive officers are the same in all material respects for each of its named executive officers, except as described in the Compensation Discussion and Analysis. Specifically, as described under “Objectives” and under “Benchmarking,” these policies are designed to enable and encourage differentiation between executives based on job responsibility, among other things, and the policies take into account the Committee’s review of competitive median total compensation. In addition, as discussed above, the greater the responsibilities of a named executive officer, the larger the percentage of that named executive officer’s total direct compensation opportunity that is performance-based. The effects of these policies on the relative level of total direct compensation and equity-based compensation for the named executives is demonstrated by the table appearing under “Elements of Compensation” and in the table appearing under “At Risk Compensation – 2006 Long-Term Incentive Award” and accordingly resulted in a stock option award for Mr. Luke that was significantly larger than awards for other named executive officers.

We note that for 2006, page 23 of the 2007 proxy statement identifies the one instance in which additional factors materially affected an individual named executive officer’s compensation. Specifically, the Committee determined to make a discretionary payment for 2006 to one named executive officer for individual performance. As stated in response to comment 3, in future years the Company will, where applicable and material, identify when amounts determined under its policies have been adjusted based on other factors and will provide a description of any such factors.

Benchmarking, page 21

Comment 7

Please specify how each element of compensation relates to the data you analyzed from the comparator companies. This includes a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Jay E. Ingram

Attorney Advisor

U.S. Securities and Exchange Commission

October 4, 2007

Response 7

The Company supplementally confirms that there is not an absolute fixed or target relationship between the market survey data analyzed by the Committee and individual elements of named executive officer compensation. As stated under “Benchmarking,” the purpose of the Committee’s review is to ensure that the Company’s executive total compensation levels, including base salaries and incentives, remain reasonable, competitive and appropriate. To accomplish this, data prepared by the compensation consultant is presented to the Committee comparing the compensation of the Company’s top seven executive officers with that of executives at comparable pay rank or position (in each case, if available) among a designated peer group and a general industry comparison group. The data includes a comparison of individual elements of compensation and of total direct compensation for the Company’s top seven executive officers at the 25th percentile, median and 75th percentile. This information is not used to target elements of compensation at a specific percentile. Instead, it is used as a “market check” in order for the Committee to evaluate whether compensation remains competitive. As stated in the Compensation Discussion and Analysis, based on this review, in 2006 the Committee did not change base salaries or annual or long-term incentive target amounts for any of the named executive officers. Likewise, while the Committee establishes a total direct compensation target amount for each of the named executive officers (as reported in the table under “Elements of Compensation”) and compares these amounts to the data presented to it, the Committee does not target a specific percentile for total direct compensation.

In future filings, the Company will further elaborate on the nature of the data reviewed by the Committee and the fact that the Committee does not target a specific percentile ranking for individual elements of compensation or for total direct compensation targets.

At-Risk Compensation, page 23

Comment 8

You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the committee. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the Committee considered in its evaluation, and if applicable, how the Committee weighted and factored them into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Jay E. Ingram

Attorney Advisor

U.S. Securities and Exchange Commission

October 4, 2007

Response 8

As discussed in response to comment 3, an executive’s incentive compensation is primarily affected by the Company’s performance against corporate performance goals that are disclosed in the Compensation Discussion and Analysis, but the amount may be adjusted based on individual performance, relative to an executive’s individual goal accomplishment. In future filings, the Company will disclose when the amounts paid under this program are materially affected by individual performance factors and will provide a description of any such factors.

Summary Compensation Table: A Note About the Total Compensation Column, page 25

Comment 9

Please ensure that you do not afford this disclosure greater prominence than the required tables, including the Summary Compensation Table, and that you clarify that the information that you wish to convey here is not meant to diminish, or serve as a substitute for, the complete information required by the Commission’s rules.

Response 9

To the extent that this disclosure is included in future filings, the Company will include language that clarifies that this disclosure is not meant to diminish or serve as a substitute for the other information regarding executive compensation disclosed by the Company.

Summary Compensation Table, page 29

Comment 10

With respect to the amounts reported in column (g), in the appropriate footnote, please differentiate between the amounts paid under the 2006 Annual Incentive Plan and the “prior long term incentive plan”. In this regard, the disclosure in footnote (1) to the Grants of Plan Based Awards Table is not totally clear since the footnote indicates that the actual payment for amounts earned under the 2006 Annual Incentive Plan is reported in column (g) of the Summary Compensation Table.

Jay E. Ingram

Attorney Advisor

U.S. Securities and Exchange Commission

October 4, 2007

Response 10

To the extent that more than one type of payout is shown in column (g) of the Summary Compensation Table in future filings, the Company will distinguish these amounts and their sources in a footnote to the Grants of Plan Based Awards Table.

Non-Qualified Deferred Compensation at 2006 Fiscal Year-End, page 35

Comment 11

It is not clear whether any of the amounts reported in column (d) are reported as compensation in the last completed fiscal year in the Summary Compensation Table or whether amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in the Summary Compensation Table for previous years. See the Instruction to Item 402(i)(2).

Response 11

The Company hereby supplementally confirms that none of the amounts reported in column (d) are reported in the Summary Compensation Table. If such amounts are included in that column in future filings, the Company will provide the footnote disclosure called for in the Instruction to Item 402(i)(2).

Comment 12

Refer to the disclosure in the second full paragraph of this subsection. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure.

Response 12

As noted on page 35 of the 2007 proxy statement, the investment funds available to an executive under the deferred income plan consist of investment options that mirror those available to all employees who participate in the Company’s broad-based qualified 401(k) savings plan and three additional funds that track publicly available investment funds. The Company does not believe that identifying the three additional funds is material for investors to understand the earnings under the Company’s non-qualified deferred compensation program. However, the Company will reassess in future filings whether the nature or amount of such earnings suggests that the information is material and where appropriate provide additional disclosure.

Jay E. Ingram

Attorney Advisor

U.S. Securities and Exchange Commission

October 4, 2007

Change in Control Severance Payments, page 39

Comment 13

Revise the disclosure in your Compensation Discussion and Analysis to give appropriate consideration to why Mr. Luke’s potential payouts are significantly higher than the other named executive officers and why you structured his arrangements so as to provide such disparate payouts.

Response 13

The Company’s policies with respect to severance payments upon a change of control generally are the same with respect to each named executive officer. These potential payouts are based on a multiplier of salary plus average annual and long-term cash compensation paid over the three years before a change of control. As discussed in the 2007 proxy statement under “Objectives,” the Company’s compensation program takes into consideration levels of responsibility with the Company and reflects the Committee’s review of market compensation practices (including the fact that chief executive officers are generally paid significantly more than other executive officers). As disclosed in the table under “Elements of Compensation” on page 23 of the 2007 proxy statement and discussed in response to comment 6 above, the total direct compensation opportunity for Mr. Luke (the Company’s Chairman and Chief Executive Officer) is higher than for the other named executive officers and the Company exceeded each of the performance criteria in 2006. Consequently, Mr. Luke’s salary and cash compensation, and thus his potential payouts, were higher than the other named executive officers.

The Company will include in future filings additional discussion in the Compensation Discussion and Analysis that indicates the manner in which the Company’s compensation policies and the level of in-service compensation paid to named executive officers affects severance arrangements and that discloses, if applicable, any material differences in the arrangements with respect to individual named executive officers.

* * *

As requested in your comment letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

Jay E. Ingram

Attorney Advisor

U.S. Securities and Exchange Commission

October 4, 2007

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to receive, consider and respond to your comments as the Company continues to enhance its disclosures. In this regard, the Company’s goal has been and remains to provide investors clear, concise and understandable disclosure of the material information that is necessary to an understanding of the Company’s compensation policies and decisions regarding its named executive officers. If you would like to discuss any of our responses in this letter, please contact the Company’s counsel, Ronald O. Mueller at Gibson, Dunn & Crutcher LLP, at (202) 955-8671.

Very truly yours,

/s/ Wendell L. Willkie, II
Wendell L. Willkie, II
Senior Vice President, General Counsel and Secretary

cc:	John A. Luke, Jr.
E. Mark Rajkowski
Linda V. Schreiner
Ronald O. Mueller, Gibson, Dunn & Crutcher LLP